HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                  May 10, 2011


Sirimal R. Mukerjee
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Form 10-K for year ended August 31, 2010
            File No. 333-146561

     This office represents Synergy Resources Corporation (the "Company"). Amendment No. 1 to the Company's report on Form 10-K has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated February 28, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the 10-K report where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                    Page Number
                                                                    -----------
1. Comment complied with.                                                  5

2. Comment complied with.                                                  5

3. Comment complied with.                                                  7

4. Comment complied with.                                                  8

5. Comment complied with.                                                  8

6. Comment complied with.                                                  9

7. Comment complied with.                                                  9

8. Comment complied with.                                                 32


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                                                                    Page Number
                                                                    -----------
9. The executive compensation table in Item 11 of the report discloses the compensation to Mr. Jennings for the fiscal years ended August 31, 2010 and 2009.

10.    All information required by Item 404 of Regulation
       S-K has been disclosed with respect to the Company's lease with HS Land & Cattle, LLC.

11.    Comment complied with.                                        28, F-9

12.    Comment complied with.                                        Item 15

13. The "generally accepted analytical procedures" are described in the following sentence of the report. Ryder Scott is one of the most recognized petroleum engineering firms in North America. We do not believe that the analytical procedures used by Ryder Scott need to be published in an "official compilation" in order to be generally accepted.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.

                                /s/ William Hart

                                William T. Hart


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